

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

February 11, 2009

C. Larry Pope
President and Chief Executive Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Re: **Smithfield Foods, Inc.**
       Form 10-K for the fiscal year ended April 27, 2008
       Filed June 26, 2008
       Definitive Proxy Statement on Schedule 14A
       Filed July 25, 2008
       File No. 001-15321

Dear Mr. Pope:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                             Sincerely,

                                             Max A. Webb
                                             Assistant Director

cc: Michael H. Cole – Vice President,
       Chief Legal Officer and Secretary
       Fax: (757) 357-8165